April 12, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, DC 20549

Attention:       Bryan J. Pitko, Attorney Advisor

Tina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Re:             Comment Letter Dated April 8, 2016

Trinseo S.A.

Schedule TO-I filed March 28, 2016

File No. 005-88703

Ladies and Gentlemen:

On behalf of Trinseo S.A., a public limited liability company (société anonyme) existing under the laws of the Grand Duchy of Luxembourg (the “Company”), please find below the Company’s response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated April 8, 2016 (the “Comment Letter”) relating to the Company’s Schedule TO-I, filed with the Commission on  March 28, 2016 (File No. 005-88703).

For reference purposes, the Staff’s comment as set out in the Comment Letter is reproduced in bold in this letter and the response of the Company is shown below such comment.

General

1.              We note your response to our prior comment and your analysis with respect to the applicability of the exception under Rule 14e-5(b)(7) to your repurchase of securities following the announcement of a tender offer for the subject securities. Please provide your analysis as to why the “customary closing conditions” in the underwriting agreement are consistent with the requirement under Rule 14e-5(b)(7) that prior contractual obligations are “unconditional and binding on both parties.”

RESPONSE TO COMMENT 1:  The Company supplementally advises the Staff that, as previously noted, the underwriting agreement includes certain conditions to the underwriter’s obligation to purchase the shares being sold to the underwriter pursuant to the underwriting agreement.  The underwriting agreement does not contain any conditions that run in favor of the Company or the selling shareholder.  The conditions running in favor of the underwriter are specified in Section 8 of the underwriting agreement (a copy of which was filed as Exhibit 1.1 to the Company’s Current Report on Form 8-K filed on March 24, 2016), and none of these conditions involve matters that are within the control of the underwriter.  These conditions include matters such as the continued accuracy of the Company’s and the selling shareholder’s representations and warranties, performance by the Company and the selling shareholder of their respective obligations under the underwriting agreement, filing by the Company of the required filings with the

Commission and the absence of any stop orders relating thereto, absence of the occurrence of certain material adverse events involving the Company and its securities and delivery to the underwriter of various documents from the Company, the selling shareholder, their respective legal advisors and the Company’s and its joint venture’s auditors.  In addition, as specified in Section 2 of the underwriting agreement, the only condition to the underwriter’s obligation to sell to the Company the portion of the shares to be repurchased by the Company was the sale of the shares to the underwriter pursuant to the underwriting agreement (since the underwriter cannot resell those shares to the Company until it has first acquired them under the underwriting agreement).  Because of the nature of the closing conditions, as described above, the Company does not believe that there was any action that the underwriter could choose to take (or not take) that would have resulted in a failure of a closing condition to be satisfied such that the underwriter could (without breaching the underwriter agreement) have determined not to proceed with the closing thereunder.  As a result, the Company believes that, notwithstanding the inclusion of customary closing conditions in the underwriting agreement, the underwriting agreement represented an unconditional obligation of, and was binding on, each of the parties thereto.

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I hope that the foregoing has been responsive to the Staff’s comment.  If you should have any questions about this letter or require any further information, please contact the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (212) 841-8857.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	Angelo N. Chaclas, Trinseo S.A.